UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

MAINVEST HOLDINGS CORP.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> March 19, 2018

Physical Address of Issuer:

81 Washington Street, Suite 201, Salem MA, 01970

Website of Issuer:

Mainvest.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of two percent (2%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

January 2, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

8

	Most recent fiscal year-end (2022) *	Prior fiscal year-end (2021)
Total Assets	$419,782	$1,831,973
Cash & Cash Equivalents	$353,205	$1,789,235
Accounts Receivable	$42,336	$23,154
Short-term Debt	$85,519	$45,851
Long-term Debt	$9,543	$94,543
Revenues/Sales	$497,978	$367,805
Cost of Goods Sold**	$381,185	$350,496
Taxes Paid	$0	$0
Net Income	$(2,081,237)	$(2,541,662)

*Company Fiscal Year End Date is June 30, above information corresponds with mid-year FYE.

**Cost of Goods Sold is represented as "Cost of Revenues" in the reviewed Financial Statement appended to this offering.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

MAINVEST HOLDINGS CORP.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectation

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $500 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by January 2, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/mainvest (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the

Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $15,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of two percent (2%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Changes to Crowdfunding Laws

The JOBS Act is still fairly new, with many politicians and observers concerned that unsophisticated investors will be harmed. Further, many of the most critical aspects of the JOBS Act were left to the discretion of the SEC. It is possible that Congress or the SEC would change the JOBS Act or its implementing regulations in a way that imposes greater restrictions on us, which would increase our costs or otherwise interfere with the successful implementation and execution of our business plan.

Changes to Legal Interpretations

Many U.S. securities laws date back to the 1930s and 1940s: the Securities Act of 1933, the Securities and Exchange Act of 1934, the Trust Indenture Act of 1939, the Investment Company Act of 1940, and so forth. It is sometimes very difficult to determine how these laws should be applied to a world of Internet-based investing that could not have been imagined at the time the laws were enacted. The SEC or a court could interpret, or reinterpret, a law in a way that imposes additional restrictions on us.

Regulation of Funding Portals

The Company is registered as a "funding portal" with both the SEC and the Financial Industry Regulatory Authority, or "FINRA." As such, the Company is subject to extensive regulation, which imposes costs on the Company and restricts the manner of its operations. If the Company failed to comply with these regulations, it could face financial penalties and the loss of its ability to operate under Title III.

Possible Registration as Investment Advisor or Broker-Dealer

Today, the Company is not registered as a broker-dealer under the Securities Exchange Act of 1934 or as an investment adviser under the Investment Adviser Act of 1940. The Company might be required to register in the future either because of a new law, a change in the interpretation of an existing law, or a change in our business model – for example, a change in our compensation model. If we were required to register, it could impose significant costs and limit the manner in which we are allowed to operate.

Uncertainty of Laws

Because the JOBS Act is so new, even lawyers who specialize in this area of the law cannot be 100% certain how to interpret all its provisions, or all the provisions in hundreds of pages of regulations issued by the SEC. We will do our best to comply with all the laws and regulations that apply to us, but we might get things wrong.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

MAINVEST HOLDINGS CORP. ("Mainvest") is the investment platform for Main Street, giving every American the ability to participate in the economic growth of their communities by empowering them to start, scale, and invest in small businesses. Founded by a team with experience across hyperlocal marketplaces (first 50 employee at Uber) and fintech, Mainvest's marketplace gives small businesses a better way to access capital through direct investment from their customers and community while unlocking retail investor access to a new asset class of passive income investments in the local businesses they know, love, and understand. Their thesis of community-underwritten capital has been pressure tested by the current pandemic, with Mainvest's portfolio seeing default rates 75% lower than legacy lenders and closure rates 1/10th the SMB national average. Mainvest is well-positioned for growth in the post-pandemic environment, fueling regional expansion across the US, and powering the reopening of local economies across the country.

The Company is headquartered in Massachusetts and provides products and services through the internet throughout the United States and its territories.

The Company conducts its business through its wholly-owned subsidiary, Mainvest, Inc., a Delaware Corporation formed on March 19th, 2018.

Business Plan

Mainvest aids small businesses in filing investment campaigns to ensure regulatory compliance while providing basic advisory services. As a funding portal we cannot provide investment advice, but offer investors a marketplace in which they can browse investment opportunities and ask questions about how the platform and specific offerings work.

The Company's Products and/or Services

Product / Service	Description	Current Market
Small Business Capital Campaign	**Regulatory Compliant Capital Raises for Small Businesses**	**SMB entrepreneurs building and growing cash-flow focused, brick & mortar, business to consumer enterprises**
MacGyver Consulting Services	**Bespoke consulting services across supply chain, marketing, accounting, and more.**	**SMB entrepreneurs building and growing cash-flow focused, brick & mortar, business to consumer enterprises**

Competition

Several key competitors are utilizing the regulatory framework to serve small businesses, most notably SMBX and Honeycomb Credit. Mainvest is market leader in the space at 4-5x the size of either competitor, operating with a leaner team and more compelling unit economics.

Customer Base

Mainvest is a two-sided marketplace, with our supply (Small Businesses) being predominantly brick and mortar, business to consumer, small businesses. The majority of our early adopter base on the supply side is in Food, Beverage, and Hospitality. The demand (Investor) side of the marketplace is comprised of alternative investors, both retail and accredited, seeking passive income yield while investing directly into the U.S. Economy.

Supply Chain

Mainvest utilizes a number of third party vendors and companies to efficiently conduct business. In the event of a vendor or provider becoming unable to continue service, Mainvest has identified multiple alternative providers across the operational scope of our business.

Intellectual Property

Mainvest retains the business information and performance data of issuers on the platform and owns the Mainvest.com domain. Additionally Mainvest's product (onboarding dashboard, raising dashboard, repayment dashboard) as well as the Mainvest logo, name, and associated brand are owned by Mainvest, Inc, in turn wholly owned by MAINVEST HOLDINGS CORP.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	2%	$500	2%	$24,700
Growth Capital	16%	$4,000	16%	$197,600
Product Development and Hiring	33%	$8,250	33%	$407,550
Regional Expansion	49%	$12,250	49%	$605,150
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

Growth Capital: Mainvest's growth is primarily driven by organic inbound supply, driven through the validation of existing supply on the platform. We plan to make strategic investments in accelerating that growth through performance-based referral incentives, aligned with our unit economics, to reward and incentivise existing supply to proactively market Mainvest to peer businesses, further fueling growth acquisition.

Product Development and Hiring: Management plans on further improving experience of core product offerings, while investing in expanding product offerings aligned with our guiding principles of increasing engagement and conversion through products and features built to provide incremental value to both sides of our marketplace.

Regional Expansion: In addition to product investments, which are predicated on our ability to hire high-fidelity talent to scale the product organization, we plan on utilizing this capital to build a regionally distributed sales organization in our core markets, and scale that distribution strategy to expansion markets at certain growth milestones.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Nicholas Mathews	Founder (March 2018 - Present)	Principal Occupation: CEO: General Oversight, Growth, and Management	BA, Political Science, UMass Amherst 2010

Biographical Information

An expert in marketing and operational strategy, Nick led the team that launched Uber in Boston back in 2011. While launching Uber in new markets, both suburban and urban, he experienced firsthand local challenges around economic development.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robert Hoyt	Director of Operations (September 2018 - Present)	Principal Occupation: Director of Operations: Onboarding Issuers in compliance with Regulation Crowdfunding statutes.	BA Marketing BA Philosophy (Minor), UMass Dartmouth 2009

Biographical Information

Accomplished in defining and implementing operational policies, Robert built novel onboarding processes for emerging products like UberX when Uber launched their low-cost option in Boston in 2012 . Robert honed his craft when he created, implemented, and oversaw a regional support function for driver-partners. Towards the end of his tenure at Uber, Robert was responsible for crafting Transportation Networking Company (TNC) license applications to State and Municipal authorities.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Isabel Strobing	Director of Marketing Communications (August 2019 - Present)	Principal Occupation: Director of Marketing Communications: Oversee all marketing needs including internal and external communications, digital marketing, support, investor relations, and email. Act as a public-facing point of contact for external stakeholders.	BA & MA, Political Science, Boston University, 2017

Biographical Information

Isabel Strobing is the Director of Marketing Communications at Mainvest leading strategy for sharing their mission with the world. After completing her master's in political science at Boston University, she gained experience in startup marketing and sales, having worked with early-stage companies around the greater Boston area. She joined Mainvest in 2019 and lives in Salem, MA, only a stone's throw away from Mainvest HQ, with her puppy Penelope.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lauren Berestecky	Director of Campaign Success (February 2021 - Present)	Principal Occupation: Director of Campaign Success: Work with businesses currently raising funds on the platform and ensure they have the tools needed for a successful campaign. Dana Farber - Development Assistant (2018-2021): Managed event sponsorships and individual fundraising participants	BA, Economics Middlebury College 2017

Biographical Information

Previously worked in fundraising at Dana-Farber Cancer Institute/The Jimmy Fund, and prior to that in sales at the media-monitoring company, Meltwater.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Eric Strader	Director of Business Development (June 2019 - Present)	Principal Occupation: Director of Business Development Manages and oversees the sales operations, developing and cultivating relationships with Issuers.	BA Economics, Union College 2007

Biographical Information

With 10+ years working for successful pre-IPO tech companies, Eric is an accomplished startup growth manager with proven successes in running field marketing campaigns and marketplace growth initiatives. As an early Uber employee, he designed unique city-wide experiential campaigns while also consulting and advising on the major operational challenges facing cities, stadiums, and airports. He brings a breadth of experience project managing vendors, agencies, and creative resources while partnering with multiple internal/external stakeholders to effectively manage major client facing projects.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Omar Spira	Lead Engineer (January 2021 - Present)	Principal Occupation: Lead Engineer Manages and oversees the engineering operations, developing and cultivating software solutions. Freelance Engineer (2019 - 2021): Creating applications as the lead developer while also consulting at nonprofits and startups	BA Philosophy University of Maryland College Park 2019

Biographical Information

Omar Spira is a full-stack software engineer who got his start self-teaching and coding solutions for local small businesses. He moved on to build and lead teams, often creating applications as the lead developer while also consulting at nonprofits and startups.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Aran Ansari	Product Manager (August 2019 - Present)	Principal Occupation: Product Manager Oversees product development cycle from ideation to launch. Manages and organizes the companies' database and analyzes it to inform business and marketing decisions.	BBA Finance, UMass Amherst 2019

Biographical Information

Graduating with a degree in finance and minors in Information Technology and Economics, Aran specializes in the intersection of financial modeling and technology. Using both a deep understanding of data collection and product growth, he has helped organizations of different sizes discover more efficient ways of scaling operations, using new technology to achieve growth.

Aran's passion for economic development was strengthened through repeatedly watching communities around his hometown of Cambridge, MA struggle to coexist with large chains, special interests, and real estate development tactics. Whether it's low-income students, live musicians, or small businesses, Aran's work has always focused on increasing economic opportunities for the little guy.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Timothy Blanchard	HR & Compliance Manager (September 2022 - Present)	Principal Occupation: HR & Compliance Manager Manages and oversees the sales operations, developing and cultivating relationships with Issuers. Gopuff - Regional Manager, Delivery Operations (October 2021- April 2022): Oversaw Delivery Operations for 9 Fulfillment Centers across Massachusetts and New England Uber - Greenlight Operations Team Lead II (April 2018 - September 2021): Oversaw team of Support Specialists, servicing Boston and Greater New England.	BA Communications Villanova 2013

Biographical Information

Tim's professional experience has been in start-up or early stage companies. He has served a variety of roles and worked on projects including building support presence in New England for Uber and expanding delivery operations in Massachusetts for Gopuff.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware State law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 21,660,000 shares of common stock of which 10,122,360 are issued and outstanding, par value $0.00001 per share (the "**Common Stock**") and 7,544,422 shares of preferred stock of which 7,522,685 are issued and outstanding, par value $0.00001 per share (the "**Preferred Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,122,360 shares of Common Stock and 7,522,685 shares of Preferred Stock will be issued and outstanding.

The Company is authorized to issue 7,544,422 shares of Preferred Stock, $0.00001 par value per share. The First Series Seed of Preferred Stock consists of 3,399,705 shares. The Second Series Seed of Preferred Stock consists of 1,118,756 shares. The Third Series Seed of Preferred Stock consists of 3,025,961 shares.

As of June 30, 2022 and 2021, 3,399,705 shares of the First Series Seed of Preferred Stock, 1,118,756 shares of the Second Series Seed of Preferred Stock, and 3,004,224 shares of the Third Series Seed of Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,122,360
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	55.6%

Type	First Series Seed Preferred Stock
Amount Outstanding	3,399,705
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	No

Other Rights	Pro Rata
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	18.67%

Type	Second Series Seed Preferred Stock
Amount Outstanding	1,118,756
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
Other Rights	Pro Rata
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.14%

Type	Third Series Seed Preferred Stock
Amount Outstanding	3,004,224
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	No
Other Rights	Pro Rata
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.49%

*Outstanding Options, SAFEs, Convertible Notes, Warrants *

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	SAFE 1
Amount Outstanding	$450,000

Voting Rights	1 vote per share
Anti-Dilution Rights	No
Material Terms	Post-Money Valuation Cap: $18,500,000 Discount: 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A -
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.4%

Type	SAFE 2
Amount Outstanding	$150,000
Voting Rights	1 vote per share
Anti-Dilution Rights	No
Material Terms	Post-Money Valuation Cap: $15,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1%

*Summary of Restricted Stock Award compensation arrangements[1]

	2022	2021
Beginning Shares Granted	9,921,494	9,921,494
Granted during the Period	-	-
Cumulative Vested	9,921,494	9,343,059
Total Cumulative Shares Granted for Compensation	9,921,494	9,921,494
Ending Shares Remaining to Vest	-	569,685

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Founder Promissory Note
Creditor	Nicholas Mathews

---

[1] The total amount recorded as equity incentive expense was $156,879 and $515,103 for the fiscal years ended June 30, 2022 and 2021, respectively. These amounts are included in Operating Expenses

Amount Outstanding	$92,797
Interest Rate and Amortization Schedule	2.42%
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 31, 2024
Date Entered Into	April, 2019

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Nicholas Mathews	Common Stock - 4,500,000 Series Seed 1 Preferred- 185,839 Series Seed 2 Preferred - 550,357	26%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of October 31, 2022 the Company had an aggregate of $205,000 in cash and cash equivalents, leaving the Company with approximately 2.5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

N/A

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Series Seed	$3,601,994.40	4,518,461	Operations, Product Development	June 19, 2019	Reg D 506(b)
Preferred Series Seed 2	$2,749,086.51	3,004,224	Operations	February 16, 2021	Reg D 506(b)
Simple Agreement for Future Equity	$450,000	0	Operations	May 26, 2022	Reg D 506(b)
Simple Agreement for Future Equity	$150,000	0	Operations	October 7, 2022	Reg D 506(b)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

In October 2018, the Company received the principal amount of $17,797 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

In April 2019, the Company received the principal amount of $75,000 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

The Company recognized $2,285 and $2,231 in interest expense on these notes for the years ended June 30, 2022 and 2021, respectively.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at Mainvest.com/investorrelations

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ DocuSigned by: Nicholas Mathews
8111571800474A4...

(Signature)

Nicholas Mathews

(Name)

CEO, MAINVEST HOLDINGS CORP.

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ DocuSigned by: Nicholas Mathews
8111571800474A4...

(Signature)

Nicholas Mathews

(Name)

CEO, MAINVEST HOLDINGS CORP.

(Title)

11/3/2022

(Date)

DocuSigned by:

/s/

0A18BC3CE6D543E...

(Signature)

Robert Hoyt

(Name)

Director of Operations, MAINVEST HOLDINGS CORP.

(Title)

11/3/2022

(Date)

DocuSigned by:

/s/ Isabel Strobing

DE9C0A6377424AC...

(Signature)

Isabel Strobing

(Name)

Director of Marketing, MAINVEST HOLDINGS CORP

(Title)

11/3/2022

(Date)

DocuSigned by:

/s/ Benjamin Blieden

91E5376486394D4...

(Signature)

Ben Blieden
_____
(Name)

Board of Directors, MAINVEST HOLDINGS CORP.
_____
(Title)

11/3/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Mainvest Holdings Corp.

Financial Statements and Report

June 30, 2022 and 2021

Table of Contents



<u>Independent Accountant's Review Report</u>

Nicholas Mathews
Mainvest Holdings Corp.
Salem, MA

We have reviewed the accompanying financial statements of Mainvest Holdings Corp. (the company), which comprise the balance sheets as of June 30, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Mainvest Holdings Corp. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 12 to the financial statements, the company has suffered recurring losses from operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 12. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

_____

Philip Debaugh, CPA

OWINGS MILLS, MD
September 21, 2022

Mainvest Holdings Corp.
Balance Sheet(Unaudited)
As of June 30, 2022 and 2021

	Note	2022	2021
		$	$
Assets			
Current Assets			
Cash and cash equivalents	2	353,205	1,789,235
Receivables	1.h	42,336	23,154
Deposits	3	19,990	15,000
Total Current Assets		415,531	1,827,389
Noncurrent Assets			
Domain name, net	4	4,251	4,584
Total Noncurrent Assets		4,251	4,584
Total Assets		419,782	1,831,973
Liabilities & Stockholders' Equity			
Liabilities			
Current Liabilities			
Accounts payable and accrued expenses	5	85,519	41,851
Total Current Liabilities		85,519	41,851
Noncurrent Liabilities			
Debt, noncurrent	6	94,543	94,543
Simple Agreement for Future Equity (SAFEs)	8	450,000	-
Total Noncurrent Liabilities		544,543	94,543
Total Liabilities		630,062	136,394
Stockholders' Equity			
Preferred stock; 7,522,685 issued and outstanding as of June 30, 2022 and 2021, respectively; $0.00001 par value	10	75	75
Common stock; 10,122,360 and 10,024,998 issued and outstanding as of June 30, 2022 and 2021, respectively; $0.00001 par value	10	101	100
Additional paid-in capital - Stock Compensation	9	2,046,942	1,890,063
Additional paid-in capital		4,968,596	4,950,098
Accumulated Deficit		(7,225,994)	(5,144,757)
Total Stockholders' Equity		(210,280)	1,695,579
Total Liabilities & Stockholders' Equity		419,782	1,831,973

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Statement of Income (Unaudited)
For the years ended June 30, 2022 and 2021

	Note	2022	2021
		$	$
Gross Profit (Loss)			
Revenues	1.k	497,978	367,805
Cost of Revenues	1.l	381,185	350,496
Gross Profit (Loss)		116,793	17,309
Operating Expenses			
Salaries, benefits, payroll taxes and equity compensation	9	1,386,337	1,544,772
Communications and information technology		159,679	145,504
Advertising and promotion		240,197	425,871
Legal and other professional fees and services		201,654	362,975
Insurance		156,804	132,851
Rent		27,202	27,744
Office supplies		7,061	17,477
Memberships and licenses		6,468	6,375
Travel		5,952	21,369
Utilities		5,302	3,642
Meals and entertainment		1,321	7,597
Other operating expense		2,517	13,630
Amortization	4	333	333
Total Operating Expenses		2,200,827	2,710,140
Operating Income (Loss)		(2,084,034)	(2,692,831)
Other Income (expense)			
Interest expense	6	(2,285)	(2,231)
Gain on PPP loan debt extinguishment	7	-	145,255
Other income		5,082	8,145
Total Other Income (expense)		2,797	151,169
Net Income (Loss)		(2,081,237)	(2,541,662)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Statement of Changes in Stockholders' Equity (Unaudited)
For the years ended June 30, 2022 and 2021

	Preferred stock $	Common Stock $	Additional Paid-In Capital $	APIC - Stock Compensation $	Accumulated Deficit $	Total Stockholders' Equity $
Balance at July 1, 2020	45	99	2,203,025	1,374,960	(2,603,095)	975,034
Net loss	-	-	-		(2,541,662)	(2,541,662)
Issuance of 93,504 shares of common stock for exercise of stock options	-	1	17,765		-	17,766
Stock compensation expense	-	-	-	515,103	-	515,103
Issuance of 3,004,224 shares of Preferred Stock	30	-	2,729,308		-	2,729,338
Balance at June 30, 2021	75	100	4,950,098	1,890,063	(5,144,757)	1,695,579
Net loss	-	-	-		(2,081,237)	(2,081,237)
Issuance of 97,362 shares of common stock for exercise of stock options	-	1	18,498		-	18,499
Stock compensation expense	-	-	-	156,879	-	156,879
Balance at June 30, 2022	75	101	4,968,596	2,046,942	(3,063,520)	3,952,194

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Statement of Cash Flows (Unaudited)
For the years ended June 30, 2022 and 2021

	2022	2021
	$	$
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	(2,081,237)	(2,541,662)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
(Gain) on PPP forgiveness	-	(145,255)
Depreciation and amortization	333	333
Share based compensation	156,879	515,103
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities	157,212	370,181
(Increase) decrease in operating assets, net of effects of businesses acquired		
Accounts receivable	(19,182)	(23,154)
Deposits	(4,990)	(15,000)
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Accounts payable and accrued liabilities	43,668	40,362
Net Cash Provided by (Used in) Operating Activities	(1,904,529)	(2,169,273)
Cash Flows from Financing Activities		
Proceeds from issuance of Preferred Stock	-	2,729,338
Proceeds from issuance of SAFE's	450,000	-
Proceeds from exercise of stock options	18,499	17,766
Net Cash Provided by (Used in) Financing Activities	468,499	2,747,104
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	(1,436,030)	577,831
Cash, cash equivalents, and restricted cash at beginning of year	1,789,235	1,211,404
Cash, Cash Equivalents, and Restricted Cash at End of Year	353,205	1,789,235

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

1. Summary of significant accounting policies

a. Nature of operations

Mainvest Holdings Corp. (the Company) is the parent company of Mainvest, Inc., an investment platform that connects brick & mortar businesses with investors to enable communities to decide which entrepreneurs received the capital they need. The Company is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware in 2018.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

c. Principles of consolidation

The financial statements include the accounts of Mainvest Holdings Corp. and its wholly-owned subsidiary, Mainvest, Inc. All intercompany accounts and transactions have been eliminated in consolidation.

d. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

e. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

f. Cash and cash equivalents

Cash and cash equivalents includes short-term investments and highly liquid investments in money market instruments which are carried at the lower of cost and market value with a maturity date of three months or less from the acquisition date. These are valued at cost which approximates market value.

g. Concentration of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

h. Receivables

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer receivables. Receivables are written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the customer agreement. As of June 30, 2022, and June 30, 2021, the Company had not recorded an allowance for doubtful accounts.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

i. Intangible assets

Intangible assets are stated at their historical cost and an adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. Intangible assets consist of domain name costs that have been capitalized and are presented net of accumulated amortization. The Company amortizes its domain name asset ratably over a 15-year useful life.

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

j. Income taxes

The Company applies *ASC 740* Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. *ASC 740* also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

The Company uses a June 30 year end for income tax reporting purposes and files a Corporate tax return annually. The Company's provision for income taxes is based on the asset and liability method of accounting whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are related to differences in calculating depreciation on fixed assets, timing of deductions for certain accrued expenses, and taxes related to net operating losses. The Company sustained net operating losses during fiscal years 2021 and 2022. Net operating losses will be carried forward to reduce taxable income in future years. As of June 30, 2022 and 2021, the Company had federal net operating loss carryovers of $6,525,124 and $4,683,883, respectively. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to record a valuation allowance against all deferred tax assets. The Company intends to continue maintaining a full valuation allowance on deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances.

The Company files tax returns in the United States federal jurisdiction and is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

k. Revenue recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company primarily derives revenues from flat and variable fees based on the amount invested in an offering. The Company recognizes revenue once a campaign has reached an agreed-upon minimum funding amount. The Company also recognizes income on services provided through a campaign as those services are provided.

l. Cost of revenues

Cost of revenues consists of payroll costs, software subscription fees, hosting expenses, bad actor checks

11

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

and other costs to provide services to issuers and run the platform.

2. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	2022	2021
	$	$
Cash and cash equivalents		
Business checking deposit accounts	349,711	606,970
Money market accounts	3,494	1,182,265
Total	353,205	1,789,235

3. Deposits

The Company maintains a deposit balance with their agent to cover transaction funds for the purpose of covering charge-backs and ACH returns that happen in the normal course of business.

4. Domain name

The Company's domain name intangible asset consists of the following as of June 30, 2022 and 2021:

	2022	2021
	$	$
Domain name	5,000	5,000
Accumulated amortization	(749)	(416)
Domain name, net	4,251	4,584

Amortization expense over the next five years is as follows:

12

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

	$
2023	333
2024	333
2025	333
2026	333
2027	333
Total	1,665

5. Accounts payable and accrued liabilities

Accounts payable and accrued expenses consist of the following:

	2022	2021
	$	$
Accounts payable and accrued expenses		
Trade accounts payable	71,787	5,864
Accrued credit card liabilities	11,447	33,756
Interest payable	2,285	2,231
Total	85,519	41,851

6. Related party debt

In October 2018, the Company received the principal amount of $17,797 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

In April 2019, the Company received the principal amount of $75,000 in a promissory note with its CEO and founder, Nicholas Mathews. The note accrues interest at a rate of 2.42% per annum and the principal and interest is due on December 31, 2024.

The Company recognized $2,285 and $2,231 in interest expense on these notes for the years ended June 30, 2022 and 2021, respectively.

7. PPP Loan

On April 28, 2020, the Company received loan proceeds in the amount of $145,255 under the Paycheck

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

Protection Program (PPP) which was established as part of the Coronavirus Aid, Relief and Economic Security (CARES) Act and is administered through the Small Business Administration (SBA). During fiscal year 2021, the Company received notification from the SBA that they had been granted full forgiveness of the loan and has recorded forgiveness of the principal and accrued interest as Other Income for the year ended June 30, 2021.

8. SAFE notes

In May 2022, the Company issued Simple Agreements for Future Equity ("SAFE's") to five investors totaling $450,000. Included in this issuance was $150,000 issued to the Company's founder and CEO. The SAFEs are automatically convertible into SAFE Preferred Stock on the completion of an equity financing. have a conversion price is the lesser of 80% of the price per share of Stock received by the Company in an equity financing or the price per share equal to the quotient of a post-money valuation of $18,500,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of an equity financing assuming full conversion or exercise of outstanding stock options and Notes.

As of June 30, 2022, the SAFE agreement had not been converted into equity, nor had any terminated or expired based on the terms of the agreements. As of June 30, 2022, the Company had $450,000 of SAFE obligations outstanding.

9. Equity incentive plans

The Company's Board of Directors adopted a Stock Option and Grant Plan during 2018. The maximum number of shares that may be issued under the plan is 1,500,000 shares of the Company's common stock. The term of each Stock Option shall be fixed by the Committee, but no Stock Option shall be exercisable more than ten years from the Grant Date. In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the Grant Date.

As part of the Stock Option and Grant Plan, the Company also granted the Board of Directors the authority to issue Restricted Stock Awards. The terms and conditions of each such Award Agreement shall be determined by the Board of Directors, and such terms and conditions may differ among individual awards and grantees.

The Company accounts for stock options under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period.

14

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

The Company's stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

	June 30, 2022	June 30, 2021
Expected life (years)	7.45	8.36
Risk-free interest rate	3.00%	1.01%
Expected volatility	75%	63%
Annual dividend yield	0	0
Fair value of stock option	$0.13	$0.12

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options. The expected term of employee stock options is based on the expiration date of the grants. The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility. The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

A summary of stock option activity is provided below:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.

Notes to the Financial Statements

For the years ended June 30, 2022 and 2021

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	821,107	0.16	32,004	9.31
Granted	938,202	0.20	-	9.63
Exercised	93,504	0.19	-	8.30
Expired/Cancelled	487,798	0.20	-	9.13
Outstanding at June 30, 2021	1,178,007	0.17	31,418	9.03
Exercisable Options at June 30, 2021	210,715	0.12	16,978	8.36

	Total Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding at beginning of the year	1,178,007	0.17	31,418	9.03
Granted	339,576	0.20	-	8.11
Exercised	97,362	0.19	-	8.18
Expired/Cancelled	638,757	0.20	-	9.15
Outstanding at June 30, 2022	781,464	0.16	29,288	8.73
Exercisable Options at June 30, 2022	491,699	0.15	25,284	8.28

A summary of Restricted Stock Award compensation arrangements is provided below:

	2022	2021
Beginning shares granted	9,921,494	9,921,494
Granted during the period	-	-
Cumulative Vested	9,921,494	9,343,059
Total Cumulative Shares Granted for Compensation	9,921,494	9,921,494
Ending Shares Remaining to vest	-	569,685

The total amount recorded as equity incentive expense was $156,879 and $515,103 for the fiscal years ended June 30, 2022 and 2021, respectively. These amounts are included in Operating Expenses.

16

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Mainvest Holdings Corp.
Notes to the Financial Statements
For the years ended June 30, 2022 and 2021

10. Stockholders' equity

The Company is authorized to issue 21,660,000 shares of common shares with par value of $0.00001. As of June 30, 2022, and 2021, 10,122,360 and 10,024,998 shares have been issued and are outstanding, respectively.

The Company is authorized to issue 7,544,422 shares of Preferred Stock, $0.00001 par value per share. The First Series Seed of Preferred Stock consist of 3,399,705 shares. The Second Series Seed of Preferred Stock consist of 1,118,756 shares. The Third Series Seed of Preferred Stock consist of 3,025,961 shares.

As of June 30, 2022 and 2021, 3,399,705 shares of the First Series Seed of Preferred Stock, 1,118,756 shares of the Second Series Seed of Preferred Stock, and 3,004,224 shares of the Third Series Seed of Preferred Stock were issued and outstanding.

11. Commitments and contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

12. Going concern

These financial statements have been prepared on a going concern basis which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As shown in the accompanying financial statements, the Company has sustained operating losses to date and these conditions create a substantial doubt about the Company's ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise capital via a crowdfunding campaign. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management's ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

13. Subsequent events

Management evaluated all activity of the Company through September 21, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.


MAINVEST HOLDINGS CORP.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022


THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], MAINVEST HOLDINGS CORP., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Not withstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h) All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MAINVEST HOLDINGS CORP.

By: _Nicholas Mathews_
Name: Nicholas Mathews
Title: CEO, MAINVEST HOLDINGS CORP.
Address: 81 Washington Street, Suite 201, Salem, MA 01970
Email: nick@mainvest.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by MAINVEST HOLDINGS CORP. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of MAINVEST HOLDINGS CORP. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

NOMINEE:

Republic Investment Services LLC

By:

By:

Name:

Name: Youngro Lee, President

Date:

Date:

COMPANY:

MAINVEST HOLDINGS CORP.

By: *Nicholas Mathews*
DocuSigned by:
8111571800474A4...

Name: Nicholas Mathews, CEO

Date: 11/3/2022

EXHIBIT C

Video Transcript

Empowering Communities | Mainvest

0:02 When you have a model that heavily incentivizes 0:06
private equity groups to basically 0:08
be building these cookie-cutter development complexes, 0:11
dropping in a Whole Foods, dropping in a Papyrus store, 0:14
you're creating economic development on paper 0:16
that doesn't actually feel like economic development 0:18
when you're walking down the streets 0:20
of these communities themselves. 0:21
My name's Nick Mathews, 0:22
and I'm the CEO and co-founder of Mainvest. 0:25
Small businesses are the foundation of the American economy, 0:27
and access to capital is the number one challenge 0:30
that small businesses across America face. 0:32
Mainvest gives communities, not corporations, 0:34
the ability to build the Main Streets they want to see. 0:37
Mainvest isn't crowdfunding, Mainvest is investing. 0:39
People are coming on, not just to support local businesses, 0:42
but also as a means of diversifying their portfolio 0:44
into a new asset class.
0:45
- It was very difficult to get funding for a restaurant, 0:48
and so this was a great starting point. 0:49
The reason why we chose Mainvest 0:51
is because it allows the community to be involved. 0:54
This was an opportunity for people 0:55
to not only just be excited, 0:57
but also actually invest.
0:59
And so, when we're successful, 1:00
they then are also successful.
1:02
- [Nick] When you come onto Mainvest, 1:03
you're able to explore opportunities 1:04
and start building a portfolio of the thing

1:06
that matter most to you.
1:07
From investing in local entrepreneurs in your community 1:10
to building your portfolio by category or industry, 1:12
to supporting women and minority-owned businesses 1:14
across the country. 1:15
Mainvest empowers anyone with 100 bucks 1:17

to start investing in their local economy. 1:20
The businesses on Mainvest, from breweries to yoga studios 1:22
to restaurants, are the Main Street businesses 1:25
that form the cornerstone of communities across America. 1:28
Unlike most investments in the stock market, 1:30
you're actually able to experience your investment. 1:32
- Investments in this industry 1:34
are much more tangible for the investor. 1:36
So, a venture capitalist might be attracted 1:38
to something that's more on paper, 1:39
whereas someone who is investing through Mainvest 1:41
can have an impact directly on their community 1:43
and it can have tangible results.
1:45
It's not something like a simple handout 1:47
that you would normally have on a Kickstarter, 1:48
this is an opportunity for us to benefit the community 1:51
through their involvement.
1:52
The community has a place to go, 1:54
and they get to reap some of the profits 1:55
and benefits that we're able to pass through. 1:57
- Small businesses come to Mainvest, 1:59
create an account, set up their profile 2:00
and are able to launch their offering in under a week. 2:03
Behind the scenes, the Mainvest team 2:05
works with entrepreneurs

2:05
throughout every step of the process, 2:07
ensuring they have the tools 2:08
and tactics to be set up for success. 2:11
We built the revenue sharing note from the ground up 2:13
to be the best-in-class vehicle 2:14
for community investment into local businesses. 2:16
- We raised 100,000 through Mainvest. 2:18
We actually finished our raise, I think, five days early. 2:22
People are really excited about the project, 2:24
and excited to see their investment come to life. 2:26
- Over the course of three raises, 2:28
we raised over $150,000.
2:31
We've been able to expand our business in ways 2:32
that would have not been possible without Mainvest. 2:34

- We'd love you to join our community 2:36
of tens of thousands of Mainvestors and entrepreneurs, 2:38
building stronger Main Streets across the country. 2:40
It only takes a minute or two to get started. Sign up today!

Comfort Kitchen | Mainvest

- People are very excited and energized.

And I think Mainvest is a great way

to build that momentum because people felt like, I mean, they are part of our project.
I am Nyacko the organization development partner at Comfort Kitchen.
We interviewed community members

about what they wanted to see in their environment. People are looking for food experiences,
not just, you know,something they pick up,

but a way in which they can engage with different cultures and different people through food.
And so that's what comfort kitchen is. This building was built in 1912,
since the 1970s, it's just been sitting here. We're really hoping that this is a space where people feel comfortable
and they can come and build relationships with people that are different from them.
I think what's really useful about Mainvest is that this was an opportunity for people to

not only just be excited,but also actually invest. And so, when we're successful,
they then are also successful.

And so, it's a reinvestment back into the community. Somebody from Mainvestactually sat down with us,
had coffee, kind of talked through our project, our ideas.
And also, it seemed like they were already doing their own research about our project and so that was really exciting to know that,
you know a funding source is investing their time to look into who we are and what we're up to.
We raised a $100,000 through Mainvest

and the community was very excited, very active. We actually finished ou rraise I think five days early.
And so, it was just, you know,
there was a lot of momentum

and it really just helped us keep our energy up, so that we can continue this work,
because this has been over a year and a half of work to get here.
And so, we are looking forward to opening soon.

Brato Brewhouse + Kitchen | Mainvest Small businesses aren't started

by people that have necessarily a large bankroll going in. And
maybe you have a great idea, but you don't have the means to acquire capital, Mainvest for us was our
way of acquiring enough capital to then attract further banks to get the full capital
that we needed. My name is Jonathan Gilman, and I'm one of the co-founders and Head Chef at Brato
Brewhouse + Kitchen in Brighton. I think it's very
important to have models that use crowdfunding and crowdfunding in the sense of a symbiotic
relationship with the investor where it's not just a handout. It's really important because otherwise, the
only way

you can really make money is to already have money. I think one of the most unique parts of Mainvest is
the fact that we're able to have the community involved by letting them contribute capital into our
business. But then we're also able to share the revenue back. You may very well be an investor, invest in
us and the next day come grab a beer and a grilled cheese. Over the course of three raises we raised over
$150,000. The first raise was more towards our startup fund. The second raise was to help us when those
startup costs went over budget, which naturally happens with every small business. And the third one

happened in the fall of 2020. We were concerned about how the government was going to respond.
And there was a lot of uncertainty about the federal stimulus and the continuation of that. We were lucky
enough to know that Mainvest was going to be a great option. And we
already had a community that was invested in us. Just like you
would go back to your investors and tell your investors that
it's necessary to protect the investment, we were in that position and our investors through Mainvest did
not disappoint. After the fundraise went through, we saw this real groundswell of support from the
community. That groundswell of

support is translated to people being involved both from drinking our beer, trying our food out, we've seen
a boost there and now we're prepared to
go towards our busy season with an improved patio and with the expansion of canning. We've been able
to expand our business in ways that would have not been possible without Mainvest.

Rangoon Campaign Video | Mainvest
0:02 my recipe here 0:04
at rangoon is mainly how 0:07
my mom and my dad 0:09
at our house that this is how we enjoy 0:12
you know so it's very home style it's 0:15
very super mellow 0:17
stylization flavors my name is mio mo 0:21
and i'm the owner of rangoon 0:25
burmese home style restaurant in crown 0:27
heights brooklyn i'm daniel benji i'm 0:30
co-founder and general manager of 0:33
rangoon restaurant uh down here in 0:35
brooklyn neal started rangoon noodle lab 0:37
in 2015. 0:39
right 0:41
and got a fantastic review from eaters 0:45
on your birthday too we didn't expect 0:47
that in 2017 took us more than two years 0:50
to build this place uh we've uh now 0:54
have the only full-service burmese 0:57

restaurant in all of new york city 0:59
critically acclaimed uh we've been 1:02
talked about in new york times gothamist 1:04
eater i want to bring more 1:07
pungent 1:08
flavor from different area from burma 1:12
and that makes it in with my home style 1:15
cuisine we started rangoon with our own funds 1:18
we had no investors we took no loans 1:22
from banks it's our money it's also our 1:26
family that's helped us so we just build 1:29
it from ground up and we want to keep 1:31
going in that same vein 1:33
so we're raising capital uh to 1:36
fast-forward our mission spreading uh 1:38
bernie's food to new york city we were 1:40
lucky enough to secure a location in chelsea 1:42
chelsea it's an amazing uh restaurant 1:46
great backyard fantastic kitchen 1:49

we secured the lease and we need the 1:52
capital to just make the place as 1:55

awesome as possible main vests contacted 1:57
us and when we talked to their people we 2:00
saw their great company great people 2:03
super approachable they helped us every 2:06
step of the way 2:07
through the entire process we like the 2:09
idea of leaving the big banks to the 2:11
side and making it happen with the 2:13
community the community has been super 2:15
supportive uh it's been fantastic to see 2:19
the support we got on the local level 2:21
from manhattan from different community 2:24
one of the great feature on mainvest is 2:27
people can leave comments and it's been 2:30
wonderful like some stuff has been 2:33
really heartfelt and it's great to see 2:37
the support i want to do more i want to 2:40
i want to to show 2:44
the new yorker you know what we are 2:47
doing right here at rangoon it's just a 2:50

you know tip of the iceberg so i want to 2:53
give them the pleasure of having the 2:56
different ethnicity food and different 2:58
background and different areas from 3:01
burma to put it on the table 3:05
[Music]

EXHIBIT D

Testing the Waters Communications

TTW
COMMUNICATIONS



Isabel Strobing <isabel@mainvest.com>

Repayments season > spooky season 🎃

1 message

Mainvest <info@mainvest.com>
Reply-To: Isabel at Mainvest Support <support@mainvest.com>
To: isabel@mainvest.com

Tue, Oct 11, 2022 at 12:06 PM



5 October 2022

Mainvest Weekly:
Repayments Season is Here

Mainvestors, it's October 🎃 - not only does that mean that our Salem, MA HQ is getting busy (thanks, Hocus Pocus 2), but it means that it's time for **quarterly repayments.**

This month, businesses are expected to report revenue for Q3, share updates, and make repayments. It's always a great time to check in with businesses to see how things are going, whether they're in build-out phase or fully operational. As a refresher, here's the timeline on repayments:

- Businesses have 25 days to upload a revenue report.
- Once they upload a revenue report, we calculate the total repayment amount, and each investor's individual repayment.
- It takes 5-7 business days for the repayment to get from the business to your investor wallet.
- Once the repayment hits your investor wallet, you can either withdraw funds to your bank account (takes 3-5 business days) or re-invest returns.*

Check in often this month for updates and repayments, and as always, contact our support channels with inquiries.

Due to heightened activity during repayments, our support team may have some delays in response time. We appreciate your patience!

Read on for this week's roundup of top trending offerings, an update on our [Reservations Campaign](#), and well wishes during the Jewish holiday of Yom Kippur.



Little Red Hen: Scratch Bakery + Kitchen

Salida, CO-based bakery expanding into a new location complete with a quick-service cafe, a grab & go market, and event catering

- Existing location is generating revenue*
- 4.8 stars on Google, over 2k social media followers*
- Projected revenue streams include wholesale, retail, catering, farmers markets, classes, and dinner service
- Lease secured

Mainvest raise is based on a new entity.

Learn More



Bear Hug Brewing Company

New brewhouse and taproom concept looking to open up in the heart of the theme park area in Orlando, Florida.

- Investor perks available
- Looking to open within the vicinity of major theme parks and resorts
- Team aims to offer a highly branded, story-driven environment to match the experience of nearby attractions

Learn More



VK Brewing Co. & Eatery

Veteran-owned, family-friendly brewery and restaurant in Exton, PA raising funds to start their build-out.

- Veteran-owned business
- Historic location once visited by George Washington, 25 miles from Philadelphia
- Restaurant complete with a pizza oven to be built first, followed by an in-house brewery

Learn More

Invest in Mainvest

We're excited to share that over $200,000 has been reserved so far in our community round. We welcome you to learn more about our RegCF raise, which is open to all investors in our community and beyond, ahead of a formal launch in a few weeks.

With this round, we're looking to accelerate growth in key markets around the country as we aim to empower Main Street economies through local investment. Please reach out with any questions.



Wishing you a meaningful holiday season

From the team here at Mainvest, we wish a meaningful Yom Kippur to all those who celebrate. Yom Kippur is considered the most important holiday in Judaism, when we look back on the past year, apologize to those we've wronged, and ask for accountability from those who have wronged us. Put more positively, Yom Kippur, which happens 10 days after the Jewish New Year, is meant to be a time of reflection and growth both individually and as a community.

*Statistics shown in this email were provided by issuers. Additional information can be found on offering pages. Past performance does not indicate future results.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Nothing in this email or on Mainvest's website constitutes a recommendation, solicitation or offer by Mainvest or its affiliates to buy or sell any securities or other financial instruments or other assets or to provide legal, financial, tax, accounting, or professional advice or services of any kind.

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   **Isabel Strobing <isabel@mainvest.com>**

Invest in Mainvest: Announcing our Community Round, Now Open for Reservations
1 message

Mainvest <info@mainvest.com>   Tue, Oct 11, 2022 at 12:06 PM
To: isabel@mainvest.com

   28 September 2022

Invest in Mainvest

Happy Wednesday, Mainvestors!

We are very excited to announce [Mainvest's Community Round:](#) now accepting investment reservations on Republic.

Since we began our journey to create the future-state infrastructure for local economies across the country, we've:

- Raised ~$6mm from renowned VC firms
- Facilitated $25mm in investment into nearly 300 SMBs
- Seen the greater Mainvest portfolio of SMBs provide a cash-on-cash return to their community investors north of 12%

... all against the macro-challenges of a global pandemic.

We've come a long way since our first cohort of 5 businesses in Boston, and our team of 10 is ready to expand and see what else we can accomplish. We're doubling down on our belief in democratizing community investing to accelerate our domestic economic growth and **opening up an investment round to our greater community.** Click **[here](#)** to explore our page and reserve your investment.



Read on for details about 3 top trending offerings across the platform, and click into their offering pages to review information, terms, and risks.



Rancho Relaxo

Rancho Mirage, CA-based retail shop with a strong local following looking to open a second location.

- Previously raised $35,000 on Mainvest for their first location*
- Investor perks available
- First location did over $600,000 in sales in 2021*
- Over 3k social media followers and 5-star rating on Google*

Learn More



Glow Worm Play Cafe

Play cafe in Louisville, KY encompassing indoor play, a cafe and bakery, retail, and community classes and events looking to open a second location

- Previously raised over $45,000 on Mainvest
- First location generating an average of $22,052 per month*
- Funds from this raise will go toward building out a second location in Louisville
- Over 4k followers on social media with 4.8 stars on Google*

Learn More



VK Brewing Co. & Eatery

Veteran-owned, family-friendly brewery and restaurant in Exton, PA raising funds to start their build-out.

- Veteran-owned business
- Historic location once visited by George Washington, 25 miles from Philadelphia
- Restaurant complete with a pizza oven to be built first, followed by an in-house brewery

Learn More

*Statistics shown in this email were provided by issuers. Additional information can be found on offering pages. Past performance does not indicate future results.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Nothing in this email or on Mainvest's website constitutes a recommendation, solicitation or offer by Mainvest or its affiliates to buy or sell any securities or other financial instruments or other assets or to provide legal, financial, tax, accounting, or professional advice or services of any kind.

unsubscribe

 Gmail   **Isabel Strobing <isabel@mainvest.com>**

Announcing: Mainvest's Community Round, Now Accepting Reservations

2 messages

Mainvest CEO <nick@mainvest.com>   Tue, Oct 11, 2022 at 12:05 PM
To: isabel@mainvest.com

   26 September 2022



Hi Isabel,

I am very excited to announce Mainvest's Community Round: now
accepting investment reservations on Republic.

Since we began our journey to create the future-state infrastructure
for local economies across the country, we've raised ~$6mm from
renowned VC firms, facilitated $25mm in investment from retail
investors into nearly 300 SMBs, and seen the greater Mainvest
portfolio of small businesses provide a cash-on-cash return to their
community of investors north of 12%, all against the macro-
challenges of a global pandemic. These are hardworking
entrepreneurs contributing directly to local economies. Our thesis of
community-driven market underwriting unlocks a robust asset class
while giving small businesses a best-in-class vehicle for accessing
start-up and growth capital. The pandemic was a pressure test of
our thesis - across the asset class, our default rate is 400% lower
than the SBA average, and a business closure rate factorally lower
than the nationally average. We've come a long way since our first
cohort of 5 businesses in Boston, and while we're excited about the

progress we've made, our team of 10 is ready to expand and see what else we can accomplish.

As we look towards immense opportunities to accelerate growth, amplified by the tailwinds of the last two years, we're doubling down on our belief of democratizing community investing to accelerate our domestic economic growth and **opening up an investment round to our greater community.**

As an integral part of the Mainvest community, I wanted to reach out to you ahead of formally launching the capital raise, to give you the opportunity to participate. This first phase of our campaign enables our early investors to reserve their investments before the round is formally launched in the coming weeks.

Please review our page here and don't hesitate to reach out with questions.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Nothing in this email or on Mainvest's website constitutes a recommendation, solicitation or offer by Mainvest or its affiliates to buy or sell any securities or other financial instruments or other assets or to provide legal, financial, tax, accounting, or professional advice or services of any kind.

unsubscribe

f   🐦   📷   in

Mainvest CEO <nick@mainvest.com>   Tue, Oct 11, 2022 at 12:05 PM
To: isabel@mainvest.com



27 September 2022



Hi Isabel,

I am very excited to announce [Mainvest's Community Round:](#) now accepting investment reservations on Republic.

Since we began our journey to create the future-state infrastructure for local economies across the country, we've raised ~$6mm from renowned VC firms, facilitated $25mm in investment from retail investors into nearly 300 SMBs, and seen the greater Mainvest portfolio of small businesses provide a cash-on-cash return to their community of investors north of 12%, all against the macro-challenges of a global pandemic. These are hardworking entrepreneurs contributing directly to local economies. Our thesis of community-driven market underwriting unlocks a robust asset class while giving small businesses a best-in-class vehicle for accessing start-up and growth capital. The pandemic was a pressure test of our thesis - across the asset class, our default rate is 400% lower than the SBA average, and a business closure rate factorally lower than the nationally average. We've come a long way since our first cohort of 5 businesses in Boston, and while we're excited about the progress we've made, our team of 10 is ready to expand and see what else we can accomplish.

As we look towards immense opportunities to accelerate growth, amplified by the tailwinds of the last two years, we're doubling down on our belief of democratizing community investing to accelerate our domestic economic growth and **opening up an investment round to our greater community.**

As an integral part of the Mainvest community, I wanted to reach out to you ahead of formally launching the capital raise, to give you the opportunity to participate. This first phase of our campaign enables our early investors to reserve their investments before the round is formally launched in the coming weeks.

Please review our page here and don't hesitate to reach out with questions.

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Nothing in this email or on Mainvest's website constitutes a recommendation, solicitation or offer by Mainvest or its affiliates to buy or sell any securities or other financial instruments or other assets or to provide legal, financial, tax, accounting, or professional advice or services of any kind.

unsubscribe



 Gmail

Isabel Strobing <isabel@mainvest.com>

$122,000 reserved in 24 hours- Mainvest Community Round
1 message

Mainvest CEO <nick@mainvest.com>   Tue, Oct 11, 2022 at 12:06 PM
To: isabel@mainvest.com

27 September 2022



Hi Isabel,

I am so pleased to share that within a single day, over $120,000 has been [reserved](#) in our Community Round.

We set out to raise through RegCF to walk the walk: we know that democratizing access to investment has empowered small business communities around the country, so it fits that we should pursue the same model with our own community.

If you haven't explored our page yet, we welcome you to learn more about the nuts and bolts that make our small business investment platform operate as well as the growth strategies we have in place for the coming year. With this momentum we are hoping to fill our initial $1.2MM goal within just a few weeks of our formal launch, coming in October.

Thank you so much for your initial support. Keep an eye out for more milestones and updates and please don't hesitate to reach out to me directly with any questions.

-Nick Mathews & Team

Mainvest Community Round Reservations

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Isabel Strobing <isabel@mainvest.com>

Mainvest Community Round Now Accepting Reservations
1 message

Mainvest CEO <nick@mainvest.com>   Tue, Oct 11, 2022 at 12:04 PM
To: isabel@mainvest.com



26 September 2022



Hi Isabel,

I am excited to follow up with you and share that Mainvest's
Community Round Reservation Campaign is live on Republic as of
today. This first phase of our campaign enables our early investors
to reserve their investments ahead of the formal launch, which
should be live within the next week or so.

Our mission is to let everyday Americans participate in the
economic growth of their communities by empowering them to start,
scale, and invest in small businesses. This Community Round is
designed to let our community invest directly into building a better
future for local economies across the country (and in the future,
around the world).

It is important to us to share this opportunity with our core group of
investors first. You've been an integral part of growing this
business, and we hope that you'll join us in our next chapter of
growth.

You can view our pitch page and reserve your investment here, and I'd happily talk through any questions that you have.

Thanks,
Nick & Team Mainvest

---

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   **Isabel Strobing <isabel@mainvest.com>**

Fwd: Investing in the Future of Small Business - Mainvest's Community Round
1 message

Nicholas Mathews <nick@mainvest.com>   Tue, Oct 11, 2022 at 11:59 AM
To: Isabel Strobing <isabel@mainvest.com>

---------- Forwarded message ---------
From: **Nicholas Mathews** <nick@mainvest.com>
Date: Mon, Sep 19, 2022 at 12:14 PM
Subject: Investing in the Future of Small Business - Mainvest's Community Round
To: <bigguyjer803@gmail.com>

Gerard,

I wanted to personally reach out to thank you for being a member of our growing investor community, and to provide a really exciting update about Mainvest as a platform.

Over the past 4 years, we've raised ~$6mm from renowned VC firms and facilitated $25mm in investment from retail investors into nearly 300 SMBs. These are hardworking entrepreneurs contributing directly to local economies. Our thesis of community-driven market underwriting unlocks a robust asset class while giving small businesses a best-in-class vehicle for accessing start-up and growth capital. The pandemic was a pressure test of our thesis - across the asset class, our default rate is 400% lower than the SBA average, and annualized cash on cash return to investors has been north of 12%. We've come a long way since our first cohort of 5 businesses in Boston, and while we're excited about the progress we've made, our team of 8 is ready to expand and see what else we can accomplish.

As we look towards immense opportunities to accelerate growth, amplified by the tailwinds of the last two years, we're doubling down on our belief of democratizing community investing to accelerate our domestic economic growth and **opening up an investment round to our greater community.**

As an integral part of the Mainvest community, I wanted to reach out to you ahead of formally launching the capital raise to give the opportunity to participate. We plan to execute the raise in two phases, raising an initial $1mm at a discounted $15mm valuation for our early adopters and community, then expanding the raise to $5mm at a higher $20mm valuation cap, both structured as the traditional CrowdSAFE.

I'm excited to share a teaser deck highlighting Mainvest's accomplishments and future opportunity, and would be happy to find a time to talk in more detail live if you're interested in participating.

Sincerely,

Nick Mathews - CEO and Co-Founder

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Cheers,

Nicholas Mathews
CEO / CoFounder
Mainvest, inc.
c. 978.815.6037

Nothing in this email or on Mainvest's website constitutes a recommendation, solicitation or offer by Mainvest or its affiliates to buy or sell any securities or other financial instruments or other assets or to provide legal, financial, accounting, or professional advice or services of any kind.